Divakar Gupta
+1 212 479 6474
dgupta@cooley.com

August 24, 2018

By EDGAR and Hand Delivery

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Gamida Cell Ltd. Confidential Submission No. 2 to Draft Registration Statement on Form F-1 Submitted July 3, 2018 CIK No. 0001600847

Ladies and Gentlemen:

On behalf of Gamida Cell Ltd. (“Gamida” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated July 17, 2018 (the “Comment Letter”), relating to the above referenced Confidential Submission No. 2 of its Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).

In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter.  For the Staff’s reference, we are also delivering three copies of the Amended DRS marked to show all changes from the Draft Registration Statement.

For ease of reference, set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Amended DRS.  Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Amended DRS.

August 24, 2018
Page Two

Management’s Discussion & Analysis

Analysis of Results of Operations

Comparison of the years ended December 31, 2017 and 2016, page 76

1.
We reviewed the changes made in response to comment 9.  Please provide an analysis of the underlying reasons for each significant change you identify.  For example, explain the underlying reasons why salaries, clinical activities and professional services expenses increased.  Please also revise to clarify why share-based payment expense decreased.  In this regard, the current disclosure stating the decrease was due to amortization timing is unclear.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 accordingly.

Business

NiCord: Phase 1/2 Clinical Trial Results, page 93

2.
We note that, in response to comment 17, you have revised your disclosure on page 94 to provide rates of “chronic moderate-to-severe GvHD” in the test group and the historic controls.  Please also disclose rates of other classifications of chronic GvHD in both groups, such as “mild,” or disclose why you have limited your disclosure to chronic “moderate-to-severe” GvHD.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 95 accordingly.

NiCord for the Treatment of Non-Malignant Disorders, page 98

3.
We reissue comment 13 in part.  Please revise your trial description on page 98 to disclose the dosage of NiCord administered to the 14 patients treated.  In addition, please describe the nature and prevalence of any serious adverse effects or events other than GvHD, secondary graft failure, or death, or confirm to us that no such effects or events were observed.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 99 accordingly.

Intellectual Property, page 100

4.
We note your response to comment 20 and the related revisions to the disclosure on page 101.  Please revise to specify the expiration dates for the most significant patents relating to each product candidate.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 102 accordingly.

August 24, 2018
Page Three

Principal Shareholders, page 134

5.	We note your revisions to this section. Please revise to identify the natural person or persons who have voting and investment control over the shares held by Smartmix Limited.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 137 accordingly.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11: Share-Based Payment, page F-24

6.
Reference is made to the table of option movement in section b. and the disclosure that follows in section c.  All options outstanding as of December 31, 2017 are exercisable.  Considering all options are exercisable, please explain why there was $3,676,000 of unrecognized cost related to non-vested share-based compensation as of December 31, 2017.  In doing so, please tell us the vesting terms of the options outstanding as of December 31, 2016 and granted in fiscal 2017.

Company Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-25 to correct a typographical error and properly reflect the number of options exercisable as of December 31, 2017, which is not the same as the options outstanding at the end of the fiscal year 2017 and therefore, there was $3,676,000 of unrecognized cost related to non-vested share-based compensation as of December 31, 2017. Please note that the options outstanding as of December 31, 2016 vested ratably over 30 consecutive months. The vesting terms of the options granted in fiscal 2017 varied, and included ratable vesting over 48 months, 36 months, 16.5 months, and milestone-based vesting.

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August 24, 2018
Page Four

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6474 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information.  Thank you in advance for your attention to the above.

Sincerely,

Cooley LLP

/s/ Divakar Gupta
Divakar Gupta

cc:
Julian Adams, Gamida Cell Ltd.
Haim Gueta, Meitar Liquornik Geva Leshem Tal
Daniel I. Goldberg, Cooley LLP
Joshua A. Kaufman, Cooley LLP
Michael Kaplan, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP